UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

April 30, 2014

Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Announces Record 2014 First Quarter”.

The financial statements tables included in the press release (pages 5-7 of the press release) are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: December 29, 2005 (File No. 333-130745); November 5, 2007 (File No. 333-147140) and October 25, 2012 (File No. 333-184585).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2014	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5833 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contacts: Hayden/ MS-IR LLC Miri Segal Tel: +917-607-8654 E-mail: msegal@ms-ir.com Or David Fore Tel: +206-395-2711 E-mail: dave@haydenir.com

Company Press Release

NOVA ANNOUNCES RECORD 2014 FIRST QUARTER

Record Quarterly Revenues of $34.7 million
Net Quarterly Income of $6.4 million, exceeding the quarterly guidance

Rehovot, Israel, April 30, 2014 - Nova Measuring Instruments Ltd. (NASDAQ: NVMI), a leading innovator and a key provider of optical metrology solutions for advanced process control used in semiconductor manufacturing, today reported record revenues for 2014 first quarter.

Business Highlights:
•	Continued systems delivery to leading customers for 20nm ramp up and 16/14nm pilot lines
•	T600 Standalone tool accepted for high volume manufacturing for Etch process for 20nm & 16nm at major foundry customer
•	Ongoing evaluations for 10nm technology
•	Ongoing evaluations at memory customers for VNAND and TSV applications
•	SW products gaining traction with a first order for Hybrid Metrology software solution

Financial Highlights:
•	Quarterly revenues of $34.7 million, up 26% from $27.4 million a year ago
•	Quarterly gross margin of 51%, compared with 54% a year ago
•	Net Income of $6.4 million, up 167% from $2.4 million a year ago
•	Research & Development expense of $6.9 million, down from $7.5 million a year ago
•	Total cash reserves of $113.2 million as of March 31, 2014, and no debt

GAAP Results ($K)
	Q1 2014	Q4 2013	Q1 2013
Revenues	$34,660	$30,189	$27,425
Net Income	$6,398	$3,077	$2,395
Earnings per Diluted Share	$0.23	$0.11	$0.09
NON-GAAP Results ($K)
	Q1 2014	Q4 2013	Q1 2013
Net Income	$6,929	$4,055	$3,589
Earnings per Diluted Share	$0.25	$0.15	$0.13

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements that are part of this release. Non-GAAP results exclude adjustments of deferred tax assets and stock based compensation expenses.

Management Comments

“We posted record sales revenue for the first quarter, meeting the high end of our quarterly revenue guidance, due to market share gains and strong demand for our Optical Metrology solutions. Moreover, our net income significantly increased and exceeded our quarterly guidance,” commented Eitan Oppenhaim, President and CEO of Nova. “Our recent R&D investments, which were aimed at enhancing and diversifying our products offering, are clearly paying off and have established us as a leader in Optical Metrology for advanced process control.”

“The use of Optical Metrology is expanding rapidly as the semiconductor industry continues its challenging technical transition to advanced 3D structures, thus broadening the opportunity available to us, as we continue to increase our market share and expand our presence. Following our recent efforts and extensive customer evaluations we started to receive orders for our newly introduced software products. We view these orders as clear evidence that our strategic decision to add software products to our offering is paying off, and is supporting the profitability leverage built into our business model.”

First Quarter 2014 Results

Total revenues for the first quarter of 2014 were $34.7 million, an increase of 26% relative to the first quarter of 2013, and an increase of 15% relative to the fourth quarter of 2013.

Gross margin for the first quarter of 2014 was 51%, compared with 54% in the first quarter of 2013 and 53% in the fourth quarter of 2013.

Operating expenses in the first quarter of 2014 were $11.4 million, compared with $11.8 million in the first quarter of 2013 and $12.0 million in the fourth quarter of 2013.

On a GAAP basis, the company reported net income of $6.4 million, or $0.23 per diluted share, in the first quarter of 2014. This compares to a net income of $2.4 million, or $0.09 per diluted share, in the first quarter of 2013, and a net income of $3.1 million, or $0.11 per diluted share, in the fourth quarter of 2013.

On a Non-GAAP basis, which excludes deferred income tax expenses and stock based compensation expenses, the company reported net income of $6.9 million, or $0.25 per diluted share, in the first quarter of 2014. This compares to a net income of $3.6 million, or $0.13 per diluted share, in the first quarter of 2013, and a net income of $4.1 million, or $0.15 per diluted share, in the fourth quarter of 2013.

Conference Call Information

Nova will host a conference call on Wednesday, April 30, 2014 at 8:30 a.m. Eastern Time, to discuss the first quarter results and future outlook, along with its guidance for the second quarter of 2014.

To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. Dial-in Number:  1-877-941-1427
ISRAEL Dial-in Number:  1809-21-4368
INTERNATIONAL Dial-in Number:  1-480-629-9664

At:

8:30 a.m. Eastern Time
5:30 a.m. Pacific Time
3:30 p.m. Israeli Time

The conference call will also be webcast live from a link on Nova’s website at http://ir.novameasuring.com. For those unable to participate in the conference call, there will be a replay available from a link on Nova’s website at http://ir.novameasuring.com.

About Nova: Nova Measuring Instruments Ltd. develops, produces and markets advanced Optical CD metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is www.novameasuring.com.

This press release provides financial measures that exclude non-cash charges for stock-based compensation and deferred income tax expenses adjustments and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhances management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. These risks and other factors include but are not limited to:  our dependency on two product lines; our dependency on a small number of large customers and small number of suppliers; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on PEM; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on a single manufacturing facility; risks related to the extremely competitive market we are operation in;  risks related to changes in our order backlog; risks related to the financial, political and environmental instabilities in Asia; risks related to our intellectual property; new product offerings from our competitors; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2013 filed with the Securities and Exchange Commission on February 28, 2014. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of March 31,	As of December 31,
	2014	2013

CURRENT ASSETS
Cash and cash equivalents	21,026	17,542
Short-term interest-bearing bank deposits	89,593	79,552
Available for sale securities	1,844	1,845
Trade accounts receivable	22,206	27,947
Inventories	19,418	18,118
Deferred income tax assets	128	137
Other current assets	4,360	3,922
	158,575	149,063
LONG-TERM ASSETS
Long-term interest-bearing bank deposits	750	750
Other long-term assets	206	230
Severance pay funds	1,802	1,852
	2,758	2,832

FIXED ASSETS, NET	10,065	10,382

TOTAL ASSETS	171,398	162,277

CURRENT LIABILITIES
Trade accounts payable	14,551	15,599
Deferred income	4,355	3,420
Other current liabilities	12,665	11,448
	31,571	30,467

LONG-TERM LIABILITIES
Liability for employee severance pay	2,723	2,798
Deferred income	489	341
Other long-term liability	6	7
	3,218	3,146

SHAREHOLDERS' EQUITY	136,609	128,664

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	171,398	162,277

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data)

	Three months ended
	March 31, 2014	December 31, 2013	March 31, 2013

REVENUES
Products	28,776	24,739	22,341
Services	5,884	5,450	5,084
	34,660	30,189	27,425

COST OF REVENUES
Products	12,797	10,299	9,079
Services	4,140	4,018	3,580
	16,937	14,317	12,659

GROSS PROFIT	17,723	15,872	14,766

OPERATING EXPENSES
Research and Development expenses, net	6,901	7,491	7,499
Sales and Marketing expenses	3,406	3,128	3,224
General and Administration expenses	1,064	1,350	1,119
	11,371	11,969	11,842

OPERATING PROFIT	6,352	3,903	2,924

INTEREST INCOME, NET	175	60	130

INCOME BEFORE INCOME TAXES	6,527	3,963	3,054

INCOME TAX EXPENSES	129	886	659

NET INCOME FOR THE PERIOD	6,398	3,077	2,395

Earnings per share:
Basic	0.23	0.11	0.09
Diluted	0.23	0.11	0.09

Shares used for calculation of earnings per share:
Basic	27,432	27,268	26,854
Diluted	27,890	27,548	27,261

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three months ended
	March 31, 2014	December 31, 2013	March 31, 2013

CASH FLOW – OPERATING ACTIVITIES

Net income for the period	6,398	3,077	2,395
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	902	945	824
Amortization of deferred stock-based compensation	522	518	585
Decrease in liability for employee termination benefits, net	(26)	(37)	(11)
Deferred income taxes	9	460	609
Decrease (increase) in trade accounts receivables	5,741	(7,118)	(1,643)
Increase in inventories	(1,360)	(1,950)	(560)
Increase in other current and long term Assets	(717)	(291)	(720)
Increase (decrease) in trade accounts payables and other long-term liabilities	(1,049)	4,489	(75)
Increase in other current liabilities	1,233	1,600	1,344
Increase (decrease) in short and long term deferred income	1,083	(234)	61
Net cash provided by operating activities	12,736	1,459	2,809

CASH FLOW – INVESTMENT ACTIVITIES

Decrease (increase) in short-term interest-bearing bank deposits	(10,041)	4,367	1,985
Increase in long-term interest-bearing bank deposits	-	(345)	-
Investment in short-term available for sale securities	1	(1,845)	-
Additions to fixed assets	(525)	(1,974)	(342)
Net cash provided by (used in) investment activities	(10,565)	203	1,643

CASH FLOW – FINANCING ACTIVITIES

Shares issued under employee share-based plans	1,313	123	457
Net cash provided by financing activities	1,313	123	457

Increase in cash and cash equivalents	3,484	1,785	4,909
Cash and cash equivalents – beginning of period	17,542	15,757	15,963
Cash and cash equivalents – end of period	21,026	17,542	20,872

DISCLOSURE OF NON-GAAP NET INCOME
(U.S. dollars in thousands, except per share data)

	Three months ended
	March 31,	December 31,	March 31,
	2014	2013	2013

GAAP Net income for the period	6,398	3,077	2,395

NON-GAAP Adjustments:
Stock based compensation expenses	522	518	585
Deferred income tax expenses	9	460	609

NON-GAAP Net income for the period	6,929	4,055	3,589

NON-GAAP Net income per share:
Basic	0.25	0.15	0.13
Diluted	0.25	0.15	0.13

Shares used for calculation of NON-GAAP net income per share:
Basic	27,432	27,268	26,854
Diluted	27,890	27,548	27,261